July 2011
Pricing Sheet No. 31 dated July 21, 2011 relating to Preliminary Terms No. 31 dated July 8, 2011 Registration Statement No. 333-169119 Filed pursuant to Rule 433

INTEREST RATE STRUCTURED INVESTMENTS

Curve Accrual Notes due July 22, 2026

Subject to early redemption and as further described below: for each day that the closing value of the difference between the CMS Rate with a maturity of 10 years and the CMS Rate with a maturity of 2 years is equal to or above 0, interest will accrue and be payable on the Notes semi-annually, in arrears, at the rates described below under Interest Rate. All payments on the Notes, including the repayment of principal, are subject to the creditworthiness of Barclays Bank PLC. The Notes are not, either directly or indirectly, an obligation of any third party, and any payment to be made on the Notes, including any principal protection provided at maturity, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due.

SUMMARY TERMS
Issuer:	Barclays Bank PLC
Principal Amount:	$16,309,000
Issue Price:	$1,000 per Note (see “Commissions and Issue Price” below)
Original Trade Date:	July 19, 2011
Original Issue Date:	July 22, 2011
Maturity Date:	July 22, 2026, Subject to Redemption at the Option of the Company (as set forth below).
Interest Rate Type:	Other (see description in this pricing supplement)
Day Count Convention:	30/360
Reference Asset/Reference Rate:

CMS Spread: CMS Rate (Reuters Screen “ISDAFIX1”) with a maturity of 10 Years minus CMS Rate with a maturity of 2 Years. For more information on the CMS Rate, please see S-73 in the prospectus supplement.

Maximum Interest Rate:	For any Interest Period, the Above Barrier Rate specified for that Interest Period under “Above Barrier Rates and Below Barrier Rates” below.
Minimum Interest Rate:	For any Interest Period, the Below Barrier Rate specified for that Interest Period under “Above Barrier Rates and Below Barrier Rates” below.
Interest Rate Formula:	For each Interest Period commencing on or after the Original Issue Date, the interest rate per annum will be equal to the sum of:

(a) the product of (1) the applicable Above Barrier Rate and (2) the applicable Accrual Factor; and

(b) the product of (1) the applicable Below Barrier Rate and (2) one minus the applicable Accrual Factor.
Accrual Factor:

For any Interest Period, the number of calendar days in that Interest Period on which the value of the Reference Rate observed on that day is equal to or above the Barrier divided by the total number of calendar days in that Interest Period. Notwithstanding anything else to the contrary, the Reference Rate on any calendar day in an Interest Period that is not a Business Day will equal the Reference Rate observed on the immediately preceding Business Day.

Rate Cut-Off:

For any Interest Period, the Reference Rate for any day from and including the fifth Business Day prior to the related Interest Payment Date will equal the Reference Rate observed on such fifth Business Day prior to that Interest Payment Date.

Equal to or Above Barrier Rates (“Above Barrier Rates”) and Below Barrier Rates:	For Interest Periods commencing on or after:	Above Barrier Rate (per annum)	Below Barrier Rate (per annum)

	Original Issue Date	5.00%	0.00%
	July 22, 2016	6.50%	0.00%
	July 22, 2021	9.25%	0.00%
Barrier:	For Interest Periods commencing on or after:		Barrier

	Original Issue Date		0.00%
Business Day Convention:	Following, Unadjusted
Principal Protection Percentage:

If you hold the Notes to maturity, you will receive at least 100% of your principal, subject to the creditworthiness of Barclays Bank PLC. The Notes are not, either directly or indirectly, an obligation of any third party, and any payment to be made on the Notes, including any principal protection provided at maturity, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due.

Business Day:	New York; London.
Interest Payment Dates:	☐ Monthly, ☐ Quarterly, ☒ Semi-Annually, ☐ Annually,

payable in arrears on the 22nd day of each January and July, commencing on January 22, 2012 and ending on the Maturity Date or the Early Redemption Date.
Interest Period:

The initial Interest Period will begin on, and include, the Original Issue Date and end on, but exclude, the first Interest Payment Date. Each subsequent Interest Period will begin on, and include, the Interest Payment Date for the immediately preceding Interest Period and end on, but exclude, the next following Interest Payment Date. The final Interest Period will end on, but exclude, the Maturity Date (or the Early Redemption Date).

Redemption at the Option of the Company:

We may redeem your Notes, in whole or in part, at the Redemption Price set forth below, on any Interest Payment Date beginning on July 22, 2012, provided we give at least five business days’ prior written notice to the trustee. If we exercise our redemption option, the Interest Payment Date on which we so exercise will be referred to as the “Early Redemption Date”.

Redemption Price:

If we exercise our redemption option, you will receive on the Early Redemption Date 100% of the principal amount of the Notes, together with any accrued and unpaid interest to but excluding the Early Redemption Date (subject to the creditworthiness of the Issuer).

Settlement:	DTC; Book-entry; Transferable.

Denominations:	Minimum denominations of US$1,000 and integral multiples of US$1,000 thereafter.
CUSIP:	06738KPB1
ISIN:	US06738KPB16
Listing:	We do not intend to list the Notes on any U.S. securities exchange or quotation system.
Calculation Agent:	Barclays Bank PLC
Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Issuer
Per Note	100%	2.175%	97.825%
Total	$16,309,000	$354,721	$15,954,279

(1)

Barclays Capital Inc. will receive commissions from the Issuer equal to 2.175% of the principal amount of the Notes, or $21.75 per $1,000 principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers including Morgan Stanley Smith Barney LLC.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE RELATED PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW BEFORE YOU MAKE AN INVESTMENT DECISION.

Preliminary Terms No. 31 dated July 8, 2011
Prospectus dated August 31, 2010; and
Prospectus Supplement dated May 27, 2011

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 2-3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue-Attn. US InvSol Support, New York, NY 10019.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or determined that communication is truthful or complete. Any representation to the contrary is a criminal offense.

Barclays Capital Inc.